Exhibit (a)(1)(UUU)

ELAN SHAREHOLDERS FACE AN IMPORTANT DECISION ON JUNE 17TH

On June 17, 2013, Elan shareholders will be asked to vote on four proposed resolutions at an Extraordinary General Meeting of Elan shareholders.

Royalty Pharma has offered to acquire Elan shares for $13 per share in cash, plus a contingent value right (CVR) of up to $2.50 per share if certain events occur. However, THAT OFFER WILL LAPSE unless shareholders of Elan vote AGAINST EACH of the four Resolutions being proposed at the Extraordinary General Meeting. (see Notes 1 and 2)

IMPORTANT EARLY PROXY VOTING DEADLINES

Therefore, it is important to note that in order to have their votes by proxy counted in time for that meeting:

•	Holders of Elan American Depository Receipts (ADR’s) MUST deliver to Citibank their proxies to vote no later than 3:00 pm New York time Thursday, June 13th

•	To vote their ADR’s by proxy through BroadRidge their instructions MUST be received by BroadRidge by 11:59 pm New York time on Wednesday, June 12th

•	To vote their Elan Ordinary Shares by proxy Computershare (Ireland) MUST receive their proxies no later than 10:00 am Irish time on Saturday, June 15th

Elan shareholders are encouraged to keep these early voting deadlines in mind as they prepare to vote.

Elan shareholders seeking more information on Royalty Pharma’s offer to acquire Elan or instructions on how to vote the GREEN proxy card in respect of the four resolutions at the Extraordinary General Meeting should contact Royalty Pharma’s U.S. information agent at the contact details below:

105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885 Email: tenderoffer@mackenziepartners.com

Note 1	Royalty Pharma had requested permission from the Irish Takeover Panel to the effect that it would not be obliged to lapse (withdraw) its offer for Elan in the event that the resolutions relating to the ELND005 Transaction and a Share Repurchase Program were approved at the Elan Extraordinary General Meeting.

On 6 June 2013, the Irish Takeover Panel ruled that Royalty Pharma will be required to lapse its offer in the event that either of these resolutions are approved at the Extraordinary General Meeting.

Note 2	Royalty Pharma is considering its response to the ruling of the Irish Takeover Panel referred to in note 1.

The directors of Echo Pharma Acquisition Limited (referred to as “Royalty Pharma” in this notice) and the managing member of RP Management, LLC, (whose names are set out in the section of the offer document dated June 10,

2013 mailed by Royalty Pharma to Elan shareholders entitled “Appendix III—Additional Information—Directors and company information”) accept responsibility for the information contained in this notice. To the best of their knowledge and belief having taken all reasonable care to ensure that such is the case), the information contained in this notice is in accordance with the facts and does not omit anything likely to affect the import of that information.

The Resolutions to be proposed at Elan’s Extraordinary General Meeting on June 17, 2013 are set out in Elan’s Notice of Extraordinary General Meeting issued on May 27, 2013.

Certain terms used and not otherwise defined herein shall have the respective meanings assigned to them in the offer document dated June 10, 2013 mailed by Royalty Pharma to Elan shareholders.